

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 16, 2014

<u>Via E-mail</u>
Brian Lian, Ph.D.
President and Chief Executive Officer
Viking Therapeutics, Inc.
11119 North Torrey Pines Road, Suite 50
San Diego, CA 92037

> **Re: Viking Therapeutics, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed September 8, 2014**
> **File No. 333-197182**

Dear Dr. Lian:

      We have reviewed amendment no. 2 to your registration statement and have the following comment.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

<u>Notes to Financial Statements</u>
<u>10. Subsequent Events (Unaudited), page F-24</u>

1. Please revise to disclose the date through which subsequent events have been evaluated and whether that date is the date the financial statements were issued or were available to be issued. Refer to ASC 855-10-50-1.

Brian Lian, Ph.D.
Viking Therapeutics, Inc.
September 16, 2014
Page 2

You may contact Keira Nakada at (202) 551-3659 or Donald Abbott at (202) 551-3608 if you have questions regarding comments on the financial statements and related matters. Please contact Johnny Gharib at (202) 551-3170, Bryan Pitko at (202) 551-3203 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ *Bryan J. Pitko* <u>for</u>

Jeffrey P. Riedler
Assistant Director

cc: <u>Via E-mail</u>
        Jeffrey T. Hartlin, Esq.
        Paul Hastings LLP